Exhibit 99.4

EXECUTION VERSION

FORM OF VOTING AND SUPPORT AGREEMENT

October 6th, 2026

Canadian Utilities Limited

4th Floor, West Building

5302 Forand Street S.W.

Calgary, Alberta, T3E 8B4

ATCO Ltd.

4th Floor, West Building

5302 Forand Street S.W.

Calgary, Alberta, T3E 8B4

Dear Sirs/Madams:

Re: Voting and Support Agreement

The undersigned understands that ATCO Ltd. (“ATCO”), Canadian Utilities Limited (“CU”, and together with ATCO, the “Companies”), Emera Incorporated (“Emera”) and 2856571 Alberta Ltd. wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating an arrangement (the “Arrangement”) of ATCO and CU under Section 192 of the Canada Business Corporations Act, the result of which shall be the acquisition by Emera of all the outstanding Class I Shares in the capital of ATCO, the Class II Shares in the capital of ATCO, the Class A Shares in the capital of CU not already held by ATCO and the Class B Shares in the capital of CU not already held by ATCO.

All capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed to them in the Arrangement Agreement.

The undersigned hereby agrees, in his or her capacity as securityholder and not in his or her capacity as an officer or director of Emera or any affiliate thereof, from the date hereof until the earlier of (i) the Effective Time, (ii) the date the Arrangement Agreement is terminated in accordance with its terms, (iii) the Outside Date, and (iv) the date the Emera Board recommends a Superior Proposal, withdraws the Emera Board Recommendation or accepts, approves or enters into a Permitted Acquisition Agreement in respect of a Superior Proposal, in each case, in accordance with Section 7.1 of the Arrangement Agreement (the “Termination Date”):

(a)

to vote or to cause to be voted his or her Emera Shares and any other voting securities owned (beneficially or otherwise) by the undersigned as of the record date for the Emera Meeting (the “Subject Securities”) for (i) the approval of the Arrangement and each of the other transactions contemplated by the Arrangement Agreement, (ii) any proposal to adjourn or postpone the Emera Meeting if such adjournment or postponement is proposed by Emera pursuant to and in compliance with the provisions of the Arrangement Agreement, and (iii) any other matter necessary for the consummation of the Arrangement or any other transaction contemplated by the Arrangement Agreement;

(b)

to vote or cause to be voted his or her Subject Securities against any matters that could reasonably be expected to materially impede, delay, prevent, interfere with, frustrate or discourage the successful completion of the Arrangement;

(c)

no later than ten days prior to the deadline for the delivery of proxies in respect of the Emera Meeting, to deliver or to cause to be delivered to Emera or its transfer agent, in accordance with the instructions to be set out in the Circular, duly executed proxies or voting instruction forms, as the case may be, voting in favour of the Arrangement, such proxy or voting instruction forms not to be revoked or withdrawn without the prior written consent of Emera;

(d)

not to, directly or indirectly, prior to the Emera Meeting (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of his or her Subject Securities to any Person, other than pursuant to the Arrangement Agreement; or (ii) agree to take any actions described in the foregoing clause (i); provided, however, that the restrictions in this clause (d) shall not prohibit or otherwise restrict the undersigned from: (x) Transferring the Subject Securities to a corporation, family trust, registered retirement savings plan or other entity directly or indirectly owned or controlled by the undersigned or under common control with the undersigned, provided that (A) such transfer will not relieve or release the undersigned of or from its obligations under this letter agreement, (B) prompt written notice of such transfer is provided to the Companies, and (C) the transferee is, at all relevant times, a corporation or other entity directly or indirectly owned or controlled by the undersigned or the transferee shall have agreed in form and on terms satisfactory to the Companies, acting reasonably, to become bound by this letter agreement in the same manner as the undersigned; or (y) exercising any Emera Options that are convertible securities provided that any Emera Shares issuable on the exercise thereof shall be Subject Securities subject to the terms of this letter agreement;

(e)

not to exercise any rights of appraisal or rights of dissent provided under any applicable Law in connection with the Arrangement (including the Dissent Rights) or the other transactions contemplated by the Arrangement Agreement; and

(f)

except as required pursuant to this letter agreement (including to give effect to clause (a) and clause (b) above), not to grant or agree to grant any proxy or other right to vote the Subject Securities or enter into any voting trust or pooling agreement or arrangement in respect of the Subject Securities or enter into or subject any of the Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to this letter agreement.

Notwithstanding any provision of this letter agreement to the contrary, the Companies hereby agree and acknowledge that the undersigned is executing this letter agreement and is bound hereunder solely in his or her capacity as a securityholder of Emera. Nothing contained in this letter agreement shall limit or affect in any way any actions the undersigned may take in his or her capacity as a director or officer of Emera or limit or restrict in any way the exercise of his or her fiduciary duties as a director or officer of Emera.

The undersigned hereby represents and warrants that (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of his or her obligations hereunder will not constitute a violation or breach of or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned will be a party and by which the undersigned will be bound at the time of such performance, and (b) he or she has been afforded the opportunity to obtain independent legal advice and confirms by the execution of this letter agreement that he or she has either done so or waived his or her right to do so in connection with the entering into of this letter agreement, and that any failure on the undersigned’s part to seek independent legal advice shall not affect (and the undersigned shall not assert that it affects) the validity, enforceability or effect of this letter agreement or the Arrangement Agreement.

This letter agreement shall terminate and be of no further force and effect upon the Termination Date.

This letter agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein and the parties irrevocably attorn to the jurisdiction of the courts of the Province of Alberta in respect of all disputes arising under or in relation to this letter agreement.

This letter agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

This letter agreement may only be amended, supplemented or otherwise modified by written agreement signed by the parties hereto.

If the foregoing is in accordance with the Companies’ understanding and is agreed to by the Companies, please signify the Companies’ acceptance by the execution of the enclosed copies of this letter agreement where indicated below by an authorized signatory of the Companies and return the same to the undersigned, upon which this letter agreement as so accepted shall constitute an agreement among the Companies and the undersigned.

The parties expressly acknowledge that they have requested that this letter agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente lettre entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

[Remainder of page left intentionally blank. Signature page follows.]

Yours truly,

By:
(Signature)

(Print Name)

(Place of Residency)

By:	(Name and Title)

Address:

Accepted and agreed on this 6th day of October, 2026.

ATCO LTD.

By:
Name:
Title:

CANADIAN UTILITIES LIMITED.

By:
Name:
Title:

[Signature Page – Emera D&O Voting and Support Agreement]